China Printing acquires CYIOS Corporation

Washington DC —September 19, 2005—(PRNEWSWIRE) China Printing, Inc (OTC BB: CHPR) announced today, in an 8-K filed with the SEC, that it has entered into an agreement to acquire CYIOS Corporation, a Washington DC company. Under the terms of the acquisition, China Printing shall purchase 100% of the capital stock of CYIOS in exchange for 19,135,000 shares of common stock of CHPR. Jeffrey Lieberman, President and CEO of China Print, Inc has resigned from both positions, but will stay on with the newly merged organization as Director of Sales and Corporate Operations. Timothy Carnahan, President of CYIOS Corporation has been named as the new President and CEO of China Print, Inc. For more information on CYIOS visit www.cyios.com.

About CYIOS Corporation
CYIOS Corporation (www.cyios.com) is a leading Systems Integrator and Knowledge Management solutions provider supporting the Department of Defense and other Government Agencies, for over 10 years. During this time, CYIOS launched the first Army Knowledge Online (AKO) prototype, the world’s largest intranet and now offers Executive Online Office (www.xooffice.com). XO office manages Performance Based Contracts (the government’s new accountability contracting method) and positions businesses to become knowledge-centric organizations; moreover, XO office is a user friendly project and document management, and collaboration tool that manages the workforce, streamlines processes, and increases information flow.

About China Printing, Inc
China Printing, Inc. provides switch-less and facilities-based Internet protocol, as well as traditional fiber-based communications services primarily in the United States. It offers long distance services, toll free products, financial services/corporate payroll solutions, billing services, and online Spanish language portal. The company offers its products and services to groups specializing in ethnic demographics, residential communities located in metropolitan areas, associations, network marketing organizations, and multilevel-marketing organizations through a network of owned facilities, contracted facilities, and resale arrangements. China Printing was formed in 1997. The company was formerly known as Halo Holdings of Nevada, Inc. and changed its name to A1 Internet.com, Inc. in 1999. Further, it changed its name to WorldTeq Group International, Inc. in 2001 and to China Printing, Inc. in April 2005. The company is headquartered in Rockville, Maryland

Forward looking statement
This press release contains certain forward-looking statements. Investors are cautioned that certain statements in this release are "forward-looking statements" and involve both known and unknown risks, uncertainties and other factors. Such uncertainties include, among others, certain risks associated with the operation of the company described above. The company's actual results could differ materially from expected results.

Contact:

CYIOS, Timothy Carnahan, President 202-204-3006